EXHIBIT 99.1

TransAlta to Host Second Quarter 2026 Results Conference Call

CALGARY, Alberta, June 30, 2026 (GLOBE NEWSWIRE) -- TransAlta Corporation (TransAlta or the Company) (TSX:TA) (NYSE:TAC) will release its second quarter 2026 results before markets open on Friday, July 31, 2026. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).

Webcast link: https://edge.media-server.com/mmc/p/k43sno5h

To access the conference call via telephone, please register ahead of time using the call link: https://register-conf.media-server.com/register/BIf87bf81b4ea347a6ac0b52f7d7c89586. Once registered, participants will have the option of 1) dialing into the call from their phone (via a personalized PIN); or 2) clicking the “Call Me” option to receive an automated call directly to their phone.

Related materials will be available on the Investor section of TransAlta’s website at https://transalta.com/investors/events-and-presentations/. If you are unable to participate in the call, the replay will be accessible at https://edge.media-server.com/mmc/p/k43sno5h. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

About TransAlta Corporation:

TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the United States and Western Australia. For more than 100 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.

For more information about TransAlta, visit our web site at transalta.com.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com